Filed by VoiceStream Wireless
                                        Corporation
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        and deemed to be filed pursuant to
                                        Rule 14a-12 of the Securities
                                        Exchange Act of 1934
                                        Subject Company: Powertel, Inc.
                                        File No. 333-47306



       THE FOLLOWING WAS PUBLICLY USED BY VOICESTREAM WIRELESS CORPORATION
                               ON JANUARY 17, 2001






















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      On January 12, 2001, Deutsche Telekom AG and VoiceStream Wireless
Corporation entered into an agreement with the U.S. Department of Justice and the Federal Bureau of Investigation that addresses national security and law enforcement matters relating to the proposed merger of Deutsche Telekom with VoiceStream and Powertel Inc. Deutsche Telekom, VoiceStream and Powertel previously had joined with the DOJ and the FBI in petitioning the Federal Communications Commission to defer granting the companies' applications for approval of their mergers until after Deutsche Telekom and VoiceStream entered into such an agreement with the DOJ and the FBI. The mergers remain subject to approval by the FCC, review by the Committee on Foreign Investment in the United States, approval by the VoiceStream and Powertel shareholders and other customary closing conditions.

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


On October 4, 2000, Deutsche Telekom and VoiceStream filed a preliminary proxy statement/prospectus with the United States Securities and Exchange Commission relating to Deutsche Telekom's proposed acquisition of VoiceStream and the acquisition of Powertel by either Deutsche Telekom or VoiceStream.
An amendment to the October 4, 2000 filing was made on December 6, 2000.
In addition, Deutsche Telekom and VoiceStream will be filing a definitive proxy statement/prospectus and other relevant documents concerning the Deutsche Telekom/VoiceStream, Deutsche Telekom/Powertel and VoiceStream/Powertel mergers with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by VoiceStream and Deutsche Telekom at the Commission's website at www.sec.gov or at the Commission's public reference room located at 450 Fifth Street, NW, Washington D.C 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the
Commission at 1-800-SEC-0330 for further information of the public reference rooms. When available, the definitive proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc.,
Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017; and VoiceStream Wireless Corporation by contacting VoiceStream Wireless Corporation, Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellevue, WA 98006.

VoiceStream and its directors, executive officers and certain other members of VoiceStream management and employees may be soliciting proxies from VoiceStream stockholders in favor of the merger. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of VoiceStream in connection with the Deutsche Telekom and/or Powertel mergers, and their interests in the solicitations, are set forth in a Schedule 14A filed on July 25, 2000, and additional information will be contained in the definitive proxy statement/prospectus when it is filed with the SEC.


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